September 22, 2010

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Jay Stamper on or about August 26, 2010, for Post-Effective Amendment No. 105 filed on or about July 19, 2010, to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

1.        Comment:        The Staff requested that the Registrant provide proposed legend disclosure for the summary prospectus before the prospectuses print as it is the Securities and Exchange Commission’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not the shareholder reports.

Response:        Included below is the Registrant’s legend disclosure for the summary prospectuses:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated September 30, 2010, and the audited financial statements on pages                      of the Fund’s shareholder report dated May 31, 2010 are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Summary Prospectus - Item 4 — Investments and Risks

2.        Comment:        With respect to any fund that lists “derivatives” as a possible investment type, the Staff commented that the Registrant should also identify each type of derivative in which the fund is proposed to invest as well as how the derivative will be used in a fund’s principal investment strategies.  In addition to the current “Derivative Investments” risk disclosure that describes the risk of derivatives in the aggregate, the Staff also commented that the Registrant should also provide risk disclosure with respect to each type of derivative in which a fund will invest based on how it will be used in the fund’s principal investment strategies.  The above requests comply with the guidance regarding derivatives disclosures in mutual fund registration statements recently provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:        The Registrant has revised the principal investment strategies of those funds that invest in derivatives to reflect the purpose(s) of their use in the funds’ principal investment strategies.  The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

3.        Comment:        The Staff requested that the disclosure following the risk disclosure which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency should be deleted if the Fund is not sold by a bank.

Response:        The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Funds may be sold through an insured depository institution.

Summary Prospectus - Item 4 — Performance Information

4.        Comment:        The Staff requested that the Registrant remove sentences in the narrative preceding the performance charts which state that the Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect, and that absent such fee waivers/expense limitations, if any, performance would have been lower.

Response:        The Registrant appreciates the comment, but believes that deleting that disclosure would make the performance information related to the tables confusing to the investor.

5.        Comment:        The Staff requested that the Registrant remove the first footnote following the performance charts that states that the index returns do not reflect deduction for fees, expenses or taxes, and move it to a parenthetical following the index in the table.

Response:        The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

6.        Comment:        The Staff requested that the footnote to the performance table that states that the index performance since the date closest to the Class’ inception for which data is available should be deleted as a footnote to the table.

Response:        The Registrant appreciates the comment, but believes that deleting that disclosure as a footnote would make the tables confusing.

Statutory Prospectus - Key Fund Information

7.        Comment:        The Staff requested that the sub-sections entitled “Fund Diversification” and “Investor Diversification” be revised to add disclosure identifying the Funds for which the language does not apply.

Response:        The Registrant has added the disclosure as requested with regard to “Fund Diversification”. However, the section entitled “Investor Diversification” is intended to be a general statement regarding the fact that no single mutual fund can provide all the diversification an investor may or may not need and that each individual investor should evaluate his or her diversification needs.

Fund Specific Comments

ING Equity Dividend Fund

8.        Comment:        The Staff requested that in Footnote 1 to the Annual Fund Operating Expenses be removed.

Response:        The Registrant appreciates the comment, but believes that because the information is a material change that affects the information disclosed in the table as it applies to a share class with an operating history of less than six months, Form N-1A, Item 3, Instructions 3(d)(ii) and 6(a) allows such disclosure.

9.        Comment:        The Staff requested additional disclosure as to the types of equity securities in which the Fund invests.

Responses:        The Registrant refers the Staff to the third sentence of the same paragraph.

ING SmallCap Opportunities Fund

10.      Comment:        The Staff requested disclosure of the market range of the Index.

Response:        As requested, the Registrant has added disclosure that as of June 30, 2010, the Index ranged from $39.2 million to $2.5 billion.

ING Value Choice Fund

11.      Comment:        The Staff requested disclosure of David Iben’s experience from 2006 to the present.

Response:        The Registrant has added the disclosure as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:           Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter, LLP

ATTACHMENT A

September 22, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Philip H. Newman, Esq.

Goodwin Procter, LLP